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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13G
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*


                             Blue Rhino Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   095811105
                        ------------------------------
                                 (CUSIP Number)

                               December 31, 1999
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_] Rule 13d-1(b)

     [_] Rule 13d-1(c)

     [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No.   095811105
         ------------------------
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      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).


      Billy D. Prim
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [_]

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      SEC USE ONLY
 3


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      CITIZENSHIP OR PLACE OF ORGANIZATION
 4

      U.S.
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                          SOLE VOTING POWER
                     5
     NUMBER OF
                          1,149,713 (a)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6

     OWNED BY             227,468 (b)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING
                          1,149,713 (a)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          227,468 (b)
                   -----------------------------------------------------------


 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,377,181(a)(b)
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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10
                                                                    [_]

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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11

      15.7%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12

      IN
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  (a) Includes 72,180 shares issuable upon the exercise of vested options and
      47,457 shares issuable upon the exercise of a warrant held by Mr. Prim.

  (b) Includes 216,127 shares owned by American Oil and Gas, Inc., of which Mr. Prim owns 56% of the issued and outstanding shares, 7,561 shares beneficially owned by Debbie W. Prim, the spouse of Mr. Prim, 1,890 shares beneficially owned by Debbie W. Prim as trustee on behalf of Sarcanda Westmoreland and 1,890 shares beneficially owned by Debbie W. Prim as trustee on behalf of Anthony G. Westmoreland.


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Item 1.   (a)  Name of Issuer:  Blue Rhino Corporation

          (b)  Address of Issuer's Principal Executive Offices:

               104 Cambridge Plaza Drive
               Winston-Salem, North Carolina 27104

Item 2.   (a)  Name of Person Filing:  Billy D. Prim

          (b)  Address of Principal Business Office:

               104 Cambridge Plaza Drive
               Winston-Salem, North Carolina 27104

          (c)  Citizenship:  U.S.

          (d) Title of Class of Securities: Common Stock, par value $.001 per share

          (e)  CUSIP Number:  095811105

Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

        Not applicable.

Item 4. Ownership.

          (a)  Amount beneficially owned:  1,377,181(a)(b)

          (b)  Percent of class:  15.7%

          (c)  Number of shares as to which person has:

               (i)    Sole power to vote or to direct the vote:
                      1,149,713(a)

               (ii)   Shared power to vote or to direct the vote:
                      227,468(b)

               (iii)  Sole power to dispose or to direct the disposition of:
                      1,149,713(a)

               (iv)   Shared power to dispose or to direct the disposition of:
                      227,468(b)

                      (a) Includes 72,180 shares issuable upon the exercise of
                          vested options and 47,457 shares issuable upon the exercise of a warrant held by Mr. Prim.

                      (b) Includes 216,127 shares owned by American Oil
                          and Gas, Inc., of which Mr. Prim owns 56% of the issued and outstanding shares, 7,561 shares beneficially owned by Debbie W. Prim, the spouse of Mr. Prim, 1,890 shares beneficially owned by Debbie W. Prim as trustee on behalf of Sarcanda Westmoreland and 1,890 shares beneficially owned by Debbie W. Prim as trustee on behalf of Anthony G. Westmoreland.


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Item 5.   Ownership of Five Percent or Less of a Class.

          Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

          Not applicable.

Item 8.   Identification and Classification of Members of the Group.

          Not applicable.

Item 9.   Notice of Dissolution of Group.

          Not applicable.

Item 10.  Certification.

          Not applicable.

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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             February 11, 2000
                                           -------------------
                                           Date


                                           /s/ Billy D. Prim
                                           -------------------
                                           Signature

                                             Billy D. Prim
                                           -------------------
                                           Name/Title